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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No.: __)


                     FIRST INDIA DIVERSIFIED HOLDINGS, INC.
                     --------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    32056E105
                                 -------------
                                 (CUSIP Number)


                                 VirtuCom, Inc.
                           C/o Michael S. Krome, P.C.
                                  8 Teak Court
                           Lake Grove, New York 11755
                                 (631) 737-8381

                   -------------------------------------------
           (Name Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 23, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934
                                 ----------
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)


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
                                  SCHEDULE 13D

CUSIP No.:        32056E105

1        NAME OF REPORTING PERSONS S.S. OR IRS IDENTIFICATION NO. OF ABOVE
         PERSON

         VirtuCon, Inc., Simon Thurlow ###-##-####, Roger Fidler ###-##-####
--------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                             (a)  [   ]
                                                                                    (b)  [   ]
--------------------------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                        [   ]
         PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
--------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
Number of                           51,000,000
Shares                     -----------------------------------------------------------------------
Beneficially               8        SHARED VOTING POWER
Owned by                            -0-
Each                       -----------------------------------------------------------------------
Reporting Person  9        SOLE DISPOSITIVE POWER
With                                51,000,000
                           -----------------------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         51,000,000
--------------------------------------------------------------------------------------------------
12       CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         86.3%
--------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------------------------

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ITEM 1.           SECURITY AND ISSUER

         The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of First India Diversified Holdings, Inc.

400 Grove Street
Glen Rock, New Jersey  07452
The phone number is (201) 445-7399


ITEM 2.           IDENTITY AND BACKGROUND

            (a) VirtuCon, Inc. (b) C/o Michael S. Krome, P.C. 8 Teak Court, Lake Grove, New York 11755
            (c)      Not Applicable
            (d)      None
            (e)      None
            (f)      United States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The 51,000,000 shares previously owned by Hillyard & Cleef Holdings, Limited a United Kingdom corporation owned by Simon Thurlow and assigned to VirtuCon, Inc.


ITEM 4.           PURPOSE OF TRANSACTION

         The shares were transferred in order to allow the easier sale or transfer to another entity in the event of a change of control of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) 51,000,000 shares of common stock of the Issuer, which is 83.6% of the total issued and outstanding of the Issuer.

                  (b) 51,000,000 shares under the sole control of the owner of VirtuCon, Inc.

                  (c) None

                  (d) Not Applicable
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                  (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Control person of VirtuCon, Inc., is Simon Thurlow, President of the Issuer, Roger Fidler is Secretary.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2003


                                                -----------------------------
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